(110)

Registration No. 24-3656

SECURITIES AND EXCHANGE COMMISSION

POST QUALIFICATION AMENDMENT NO. 16
TO
FORM 1-A

REGULATION A OFFERING STATEMENT

UNDER

THE SECURITIES ACT OF 1933

SEC Mail Processing Section
FEB 17 2009
Washington, DC
110

09004167

STEUBEN TRUST CORPORATION
(Exact name of issuer as specified in its charter)

NEW YORK
(State or other jurisdiction of incorporation or organization)

One Steuben Square, Hornell, New York 14843-1699
(607) 324-5010

(Address, including zip code, and telephone number, including area code, of issuer's principal executive offices)

Helen A. Zamboni, Esq.
UNDERBERG & KESSLER LLP
300 Bausch & Lomb Place
Rochester, New York 14604
(585) 258-2800

PROCESSED
MAR 6 2009
THOMSON REUTERS

(Name, address, including zip code, and telephone number, including area code, of agent for service)

6060	16-1368310
Primary Standard Industrial Classification Code Number	I.R.S. Employer Identification Number

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box: [X]

This Offering Statement shall only be qualified upon order of the Commission, unless a subsequent amendment is filed indicating the intention to become qualified by operation of the terms of Regulation A.

(1)

PART I
NOTIFICATION

Item 1. Significant Parties

List the full names and business and residential addresses, as applicable, for the following persons:

(a) and (b): The Issuer's Directors and Officers:

Name	Business Address	Residence Address
Robert U. Blades, Jr. Director	A.L. Blades & Sons, Inc. Webb's Crossing Road Hornell, New York 14843	1609 Heather Heights Hornell, New York 14843
Brenda L. Copeland President, Chief Executive Officer and Director	One Steuben Square Hornell, New York 14843-1699	5863 Dineen Road Hornell, New York 14843
Michael E. Davidson	Davidson's Furniture 161 Main Street Hornell, NY 14843	212 Main Street Hornell, NY 14843
Charles M. Edmondson Director	Alfred University Saxon Drive, Carnegie Hall Alfred, New York 14802	71 Pine Hill Drive Alfred, New York 14802
Mary E. Hilfiger Corporate Secretary	One Steuben Square Hornell, New York 14843-1699	80 Bennett Street Hornell, New York 14843
Stoner E. Horey Director	St. James Mercy Hospital Hornell, New York 14843	3461 Pierce Road Canisteo, New York 14823
James P. Nicoloff Executive Vice President, Treasurer and Chief Financial Officer	One Steuben Square Hornell, New York 14843-1699	62 Maple Street Hornell, New York 14843
Charles D. Oliver Director	Charles F. Oliver & Son 17 South Church Street Canaseraga, New York 14822	8 North Street Canaseraga, New York 14822
Kenneth D. Philbrick Director	(not applicable)	1100 Sharps Hill Road Arkport, New York 14807
Theresa B. Sedlock Executive Vice President and Lending Division Manager	One Steuben Square Hornell, New York 14843-1699	1061 Sierk Road Arcade, New York 14011
David A. Shults Chairman of the Board and Director	Shults & Shults 9 Seneca Street Hornell, New York 14843	66 Maple Street Hornell, New York 14843

Item 2. Application of Rule 262

(a) No person identified in response to Item 1 is subject to any of the disqualification provisions set forth in Rule 262.

(b) Not applicable.

Item 3. Affiliate Sales

Not applicable.

Item 4. Jurisdictions in Which Securities Are to be Offered

(a) None.

(b) The Common Stock to be offered by the Issuer in its Share Owner Dividend Reinvestment and Stock Purchase Plan ("Plan") will be offered to the Issuer's existing shareholders who reside in the states of: California, Colorado, Connecticut, Delaware, Florida, Idaho, Illinois, Maryland, Massachusetts, Minnesota, New Jersey, New York, Ohio, Pennsylvania, Tennessee, Texas, and Virginia. The Plan and any shares of Common Stock purchased by the Issuer for such Plan are being offered to existing shareholders of the Issuer by delivery of the final Offering Circular by United States mail.

Item 5. Unregistered Securities Issued or Sold Within One Year

Not applicable.

Item 6. Other Present or Proposed Offerings

None.

Item 7. Marketing Arrangements

None; not applicable.

Item 8. Relationship With Issuer of Experts Named in Offering Statement

Not applicable.

Item 9. Use of a Solicitation of Interest Document

No; not applicable.

PART II
OFFERING CIRCULAR

7

OFFERING CIRCULAR

STEUBEN TRUST CORPORATION
SHARE OWNER DIVIDEND REINVESTMENT AND STOCK PURCHASE PLAN

200,000 shares of Common Stock
$1.00 par value

TO THE COMMON SHAREHOLDERS OF STEUBEN TRUST CORPORATION:

We are pleased to provide you this Offering Circular describing the Steuben Trust Corporation ("STC" or the "Corporation") Share Owner Dividend Reinvestment and Stock Purchase Plan (the "Plan"). The Plan offers our shareholders who own the Corporation's Common Stock the opportunity to automatically reinvest any cash dividends on your Common Stock in the purchase of additional shares of Common Stock. No brokerage commissions, fees, or service charges will be paid by shareholders participating in the Plan for purchases of shares made under the Plan.

Dividends will be reinvested on a quarterly basis as paid. The Plan may purchase shares of Common Stock on the open market or from the Corporation for the accounts of participants in the Plan, as further described herein.

Shareholders may enroll in the Plan by completing the enclosed Authorization Form and returning it to American Stock Transfer and Trust Company, 59 Maiden Lane, New York, New York 10038, the Corporation's Agent for administering the Plan. Shareholders enrolled in the Plan will continue in the Plan until they notify American Stock Transfer and Trust Company in writing that they wish to withdraw from participation in the Plan.

If you do not wish to participate in the Plan, you do not need to take any action. You will continue to receive your cash dividends, if and when declared, by check.

Additional information about the Plan is provided in question-and-answer form in this Prospectus. Should any additional questions arise, please contact us.

Sincerely,

Brenda L. Copeland,
President and Chief Executive Officer

This Offering Circular relates to 200,000 shares of Common Stock, par value $1.00 per share, of the Corporation registered for sale under the Plan. Please retain this Offering Circular for future reference.

The date of commencement of this offering is February 25, 2009.

STEUBEN TRUST CORPORATION

One Steuben Square
Hornell, New York 14843-1699
(607) 324-5010

200,000 shares of Common Stock

All the shares of Common Stock offered hereby are being sold by Steuben Trust Corporation ("STC" or the "Corporation"). There is no public market for the Common Stock and it is unlikely that a public market will develop as a result of this Offering. The Corporation does not intend to list the Common Stock on any securities exchange or The NASDAQ Stock Market. The offering price will be determined as set forth in the Plan, a copy of which is attached hereto as Annex 1.

THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF OR GIVE ITS APPROVAL TO ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SELLING LITERATURE. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE COMMISSION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED HEREUNDER ARE EXEMPT FROM REGISTRATION.

SEE "RISK FACTORS" BEGINNING ON PAGE 6 FOR INFORMATION THAT SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS.

	Price to Public	Underwriting Discounts and Commissions	Proceeds to the Corporation
Per Share	$ 23.35	$ -0-	$ 23.35
Total	$ 4,670,000	$ -0-	$ 4,670,000

The date of this Offering Circular is February 18, 2009

TABLE OF CONTENTS

SUMMARY

The Plan provides all holders of the Corporation's Common Stock the ability, on a quarterly basis, to automatically reinvest all or any portion of any cash dividends declared by the Corporation or to voluntarily invest certain additional cash payments into additional shares of Common Stock. This Offering Circular explains the potential risks to those investing funds through the Plan and provides detailed information with respect to the purpose, advantages, administration, participation, and costs associated with investing through the Plan. In addition, the Offering Circular gives detailed information with respect to making purchases under the Plan, and how and when an investor may withdraw from the Plan.

Finally, the Offering Circular gives detailed information with respect to the Corporation, its business, and competition. This information includes statistical, financial, and descriptive detail of the Corporation's lending activities, as well as the regulation and supervision of the Corporation by Federal and New York State authorities. The capitalization of the Corporation is also discussed, as well as its management.

To date, 142,805 shares of Common Stock have been sold in this offering under prior Offering Circulars, with an aggregate sales price of $2,458,968. This leaves 57,195 shares available under the Plan.

OFFERING CIRCULAR

STEUBEN TRUST CORPORATION
SHARE OWNER DIVIDEND REINVESTMENT AND STOCK PURCHASE PLAN

200,000 shares of Common Stock
$1.00 par value

TO THE COMMON SHAREHOLDERS OF STEUBEN TRUST CORPORATION:

We are pleased to provide you this Offering Circular describing the Steuben Trust Corporation ("STC" or the "Corporation") Share Owner Dividend Reinvestment and Stock Purchase Plan (the "Plan"). The Plan offers our shareholders who own the Corporation's Common Stock the opportunity to automatically reinvest any cash dividends on your Common Stock in the purchase of additional shares of Common Stock. No brokerage commissions, fees, or service charges will be paid by shareholders participating in the Plan for purchases of shares made under the Plan.

Dividends will be reinvested on a quarterly basis as paid. The Plan may purchase shares of Common Stock on the open market or from the Corporation for the accounts of participants in the Plan, as further described herein.

Shareholders may enroll in the Plan by completing the enclosed Authorization Form and returning it to American Stock Transfer and Trust Company, 59 Maiden Lane, New York, New York 10038, the Corporation's Agent for administering the Plan. Shareholders enrolled in the Plan will continue in the Plan until they notify American Stock Transfer and Trust Company in writing that they wish to withdraw from participation in the Plan.

If you do not wish to participate in the Plan, you do not need to take any action. You will continue to receive your cash dividends, if and when declared, by check.

Additional information about the Plan is provided in question-and-answer form in this Prospectus. Should any additional questions arise, please contact us.

Sincerely,

Brenda L. Copeland,
President and Chief Executive Officer

This Offering Circular relates to 200,000 shares of Common Stock, par value $1.00 per share, of the Corporation registered for sale under the Plan. Please retain this Offering Circular for future reference.

The date of commencement of this offering is February 25, 2009.

TABLE OF CONTENTS

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The following are summary financial statements for Steuben Trust Corporation and Subsidiaries:

Condensed Consolidated Statements of Condition

December 31, 2008 and 2007

		2008	2007
		(Amounts in Thousands)	
Assets			
Cash and Due From Banks	$	6,747	9,803
Loans (Net)		196,280	193,537
Investment Securities		111,902	97,551
Premises & Equipment		7,144	7,455
Other Assets		14,601	14,219
Total Assets	**$**	**336,674**	**322,565**
Liabilities			
Deposits	$	278,893	269,514
Borrowings		23,500	23,000
Subordinated Debentures		2,062	2,062
Accrued Interest Payable		531	891
Other Liabilities		4,195	1,985
Total Liabilities	$	309,181	297,452
Shareholders' Equity			
Common Stock	$	1,673	1,662
Additional Paid-In Capital		2,388	2,125
Undivided Profits		24,448	21,785
Accumulated Other Comprehensive Income		(312)	(52)
Treasury Stock		(704)	(407)
Total Shareholders' Equity		27,493	25,113
Total Liabilities and Shareholders' Equity	**$**	**336,674**	**322,565**

Condensed Consolidated Statements of Income

(Amounts in Thousands Except Per Share Data)

		Twelve Months Ending	
		12/31/08	12/31/07
Interest Income	$	18,189	18,825
Interest Expense		4,628	6,537
Net Interest Income		13,561	**12,288**
Provision for Loan Losses		680	356
Net Interest Income After Provision for Loan Losses		**12,881**	**11,932**
Other Operating Income		4,715	4,272
Operating Expenses		12,115	11,732
Income Before Income Tax		**5,481**	**4,472**
Income Tax		1,521	1,203
Net Income	**$**	**3,960**	**3,269**
Net Income Per Share	**$**	**2.41**	**1.99**
Other Information			
ROA		1.20%	1.02%
ROE		15.11%	13.92%
Dividend Payout Ratio		31.69%	34.74%

arise unless and until the Corporation has 500 shareholders of record. In order to avoid the direct and indirect costs of being a reporting company, the Corporation intends to attempt to stay below 500 record shareholders.

SIGNIFICANT COMPETITION FROM BANKS AND OTHER FINANCIAL INSTITUTIONS OFFERING SIMILAR SERVICES

The Corporation faces significant competition from many banks, savings institutions, and other financial institutions, which have branch offices or otherwise operate in the Corporation's market area, as well as many other companies now offering a variety of financial services. Many of these competitors have substantially greater financial resources than the Corporation, including a larger capital base that allows them to attract customers seeking larger loans than the Bank is able to make.

LOCAL, NATIONAL, AND INTERNATIONAL ECONOMIC CONDITIONS AND GOVERNMENT MONETARY AND FISCAL POLICIES MAY ADVERSELY IMPACT PROFITABILITY

Commercial banking is affected, directly and indirectly, by local, domestic and international economic and political conditions, and by government monetary and fiscal policies. Conditions such as inflation, recession, unemployment, volatile interest rates, tight money supply, real estate values, international conflicts and other factors beyond the control of the Corporation and the Bank may adversely affect the potential profitability of the Corporation and the Bank. The Corporation is not immune from the effects of the current global economic downturn. Maintaining profitability may become increasingly challenging until these conditions improve.

FEDERAL AND STATE REGULATIONS COULD AFFECT THE CORPORATION AND THE BANK BY INCREASING COSTS OF OPERATIONS

The operations of the Corporation and the Bank are heavily regulated and will be affected by present and future legislation and by the policies established from time to time by various federal and state regulatory authorities. In particular, the monetary policies of the Federal Reserve Board have had a significant effect on the operating results of banks in the past and are expected to continue to do so in the future. In addition, the Corporation is regulated by the Federal Reserve Board under the federal Bank Holding Company Act of 1956 as amended, and the Bank is regulated both by the New York State Banking Department and by the FDIC. The Emergency Economic Stimulus Act of 2008 increased the limit of FDIC Insurance from $100,000 to $250,000 through December 31, 2009. As a result, our FDIC insurance costs will increase for this period. Changes in applicable laws and regulations resulting from the current turmoil in the financial markets are anticipated. These may result in increased cost of operations for the Corporation.

OPERATIONS OF THE CORPORATION AND THE BANK DEPEND IN LARGE PART ON EXISTING MANAGEMENT

The operations of the Corporation and the Bank to date have been largely dependent on existing management. The loss to the Corporation or the Bank of one or more of its existing executive officers could have a material adverse effect on the Corporation's business and results of operations.

possibly, capital, and may have a material adverse effect on our financial condition and results of operations.

OUR INFORMATION SYSTEMS MAY EXPERIENCE AN INTERRUPTION OR BREACH IN SECURITY

We rely heavily on communications and information systems to conduct our business. Any failure, interruption or breach in security of these systems could result in failures or disruptions in our general ledger, deposit, loan and other systems, including risks to data integrity. While we have policies and procedures designed to prevent or limit the effect of the failure, interruption or security breach of our information systems, there can be no assurance that any such failures, interruptions or security breaches will not occur or, if they do occur, that they will be adequately addressed. The occurrence of any failures, interruptions or security breaches of our information systems could damage our reputation, result in a loss of customer business, subject us to additional regulatory scrutiny, or expose us to civil litigation and possible financial liability, any of which could have a material adverse effect on our financial condition and results of operations.

OUR RESULTS MAY BE AFFECTED BY THE SOUNDNESS OF OTHER FINANCIAL INSTITUTIONS

We engage in trading, clearing, counterparty, and other types of transactions with other financial services institutions. We regularly review our exposure to these other institutions. However, a default by one or more of these institutions could adversely affect our results from operations and financial condition.

the Plan. Regular statements of account provide simplified record keeping. The participant's equity in the Corporation will increase with each dividend payment thereby generating additional dividend income to be invested.

Administration

(3) Who administers the Plan for participants?

American Stock Transfer and Trust Company (the "Agent"), 59 Maiden Lane, New York, New York, will administer the Plan for participants, including all record keeping, sending statements of account to participants and performing other duties relating to the Plan. Shares of Common Stock purchased under the Plan will be held by and registered in the name of the Agent or its nominee as agent for the participants in the Plan.

Participation

(4) How does a shareholder participate?

A holder of record of shares of Common Stock may join the Plan by signing the Authorization Form, a copy of which is enclosed with this Offering Circular as Annex 2, and returning it to American Stock Transfer and Trust Company, 59 Maiden Lane, New York, New York 10038. An Authorization Form and return envelope may be obtained at any time by calling 1-800-937-5449. Written requests for Authorization Forms and return envelopes should be mailed to the Agent. All holders of record of shares of Common Stock are eligible to participate in the Plan. If a shareholder's shares are held in the name of a broker or nominee, the ownership of the number of shares that the shareholder wishes to have participate in the Plan must first be transferred into the shareholder's name in order to participate in the Plan. (To effect such a transfer, a shareholder should contact his/her/its broker or nominee.)

(5) When may a shareholder join the Plan?

A holder of record of shares of Common Stock may join the Plan at any time. An optional cash payment may be made at any time, including when joining the Plan, by enclosing a check or money order with an Authorization Form.

The Authorization Form must be received by the Agent no later than five business days prior to a record date for a dividend in order to reinvest that dividend through the Plan. With respect to any Authorization Form received after such date, the reinvestment of dividends through the Plan will begin with the next succeeding dividend.

(6) What does the Authorization Form provide?

The Authorization Form provides for the purchase of additional shares of Common Stock through the following investment options:

1. Reinvest dividends paid on all shares held by a participant.

2. Reinvest dividends paid on less than all of the shares held by a participant and continue to receive cash dividends on the other shares.

If shares are purchased under the Plan in privately negotiated transactions, such purchases will be made at prices not exceeding the then-fair market value of the Corporation's Common Stock as determined by the Committee, and the price to each participant's account will be based on the average price of all shares so purchased.

As of the date of this Offering Circular, the current fair market value of the Corporation's Common stock is $23.35 per share, as determined by the Committee. From time to time the Committee may determine a new fair market value for the Corporation's Common Stock. Plan participants will be so notified by a supplement to this Offering Circular.

(10) How many shares of Common Stock will be purchased for participants?

The number of shares to be purchased for a participant depends on the amount of a participant's dividends and the prevailing market price or fair market value, as applicable, of the Common Stock on the relevant purchase date. As soon as possible following each dividend payment date, each participant's Plan account will be credited with that number of shares, including fractional shares computed to three decimal places, equal to the amounts to be invested for a participant divided by the applicable purchase price.

(11) When will purchases of shares under the Plan be made?

On each dividend payment date, the cash dividends payable on all shares held in a participant's Plan account, together with any voluntary additional cash payments that have been received from a participant at least five business days prior to the record date for such dividend, will be applied by the Agent to the purchase of additional shares of Common Stock. Cash dividends on all shares of Common Stock purchased for each participant's Plan account will automatically be reinvested in additional shares of Common Stock.

(12) How will shares be purchased?

The Agent will use funds from cash dividends and voluntary additional cash payments to acquire shares of Common Stock under the Plan in any of four ways, as directed by the Corporation: (1) purchase newly issued shares directly from the Corporation; (2) purchase Treasury shares directly from the Corporation; (3) purchase outstanding shares in the market; (4) purchase shares in negotiated transactions. The Agent may also use any combination of these methods, as directed by the Corporation. If the Corporation sells newly issued and/or Treasury shares under the Plan, participants will become owners of such shares as of the dividend payment date. To the extent shares are purchased in the open market and/or in negotiated transactions, such shares will usually be purchased within ten business days following a dividend payment date, subject to the availability of shares in the market and to any regulatory restrictions on such purchases to which the Corporation may be subject. Plan participants will become owners of shares purchased for their accounts upon settlement of open market or privately negotiated purchases.

The Corporation will make every effort to reinvest all dividends promptly after receipt. No interest will be paid on dividends or on voluntary additional cash payments pending investment of such funds. To the extent that any dividends and/or any voluntary additional cash payments cannot be reinvested in shares of Common Stock within 45 days following a dividend payment date, then the Corporation reserves the right to distribute the uninvested dividends to the participants and to return any voluntary additional cash payments received.

Certificates for any number of full shares credited to a participant's Plan account will be issued without charge upon written request. Such shares remain eligible to participate in the Plan, and if a participant remains in the Plan, any remaining full shares and fractional interests in the participant's Plan account will continue to participate in the Plan as well.

The noncertificated shares credited to a participant's Plan account cannot be pledged as collateral for a loan or other obligation of a participant. A participant that wishes to pledge such shares must request that certificates for such shares be issued in his/her/its name. Certificates representing fractional interests will not be issued under any circumstances.

(18) What happens when a participant who is reinvesting the cash dividends on shares registered in the participant's name sells or transfers a portion of such shares?

If a participant who is reinvesting the cash dividends on shares of Common Stock registered in his/her/its name disposes of a portion of such shares with respect to which he/she/it is participating in the Plan, the Agent will continue to reinvest the dividends on the remainder of such shares that are participating in the Plan.

(19) What happens when a participant sells or transfers all of the shares registered in the participant's name?

If a participant disposes of all shares of Common Stock registered in his/her/its name, the Agent will continue to reinvest the dividends on any remaining shares credited to the participant's Plan account unless the participant also withdraws those shares held in his/her/its Plan account as well.

(20) How may a participant transfer shares held in the participant's Plan account?

A Plan participant that wishes to transfer shares held in his/her/its Plan account must first withdraw those shares from the Plan. Upon the receipt of the certificate(s) representing such shares, the participant may then transfer those shares as the participant would any other securities.

(21) If the Corporation has a rights offering, how will a participant's entitlement be computed?

A participant's entitlement in a rights offering will be based on the participant's total holdings -- just as the participant's dividend is computed each quarter. Rights certificates will be issued for the number of whole shares only, however, and rights based on a fraction of a share held in a participant's Plan account will be sold for the participant's account and the net proceeds will be treated as an optional cash payment.

(22) What happens if the Corporation issues a stock dividend or declares a stock split?

Any shares of Common Stock distributed as a result of a stock dividend or stock split by the Corporation on shares credited to the account of a participant under the Plan will be added to the participant's Plan account. Stock dividends or split shares distributed on shares registered in the name of the participant will be mailed directly to the shareholder in the same manner as to shareholders who are not participating in the Plan.

(25) What are the responsibilities of the Corporation and the Agent under the Plan?

The Agent receives the participant's dividend payments and voluntary additional cash payments, if any, invests such amounts in additional shares of the Corporation's Common Stock, maintains continuing records of each participant's account, and advises participants as to all transactions in and the status of their accounts. The Agent acts as agent for the participants.

As soon as practical after each purchase for the account of a Plan participant, each participant will receive a statement of account from the Agent showing: the total number of shares held in the participant's Plan account; the amount of dividends received on the shares held in the participant's Plan account; the amount invested on the participant's behalf, including any voluntary additional cash payments received; the number of shares purchased; the price per share; and the acquisition date of such shares. Additionally, each participant will continue to receive copies of the Corporation's annual and other periodic reports to shareholders, proxy statements, and information for income tax reporting purposes.

The Corporation reserves the right to interpret and regulate the Plan as necessary or desirable in connection with the administration of the Plan. In administering the Plan, neither the Corporation nor the Agent will be liable for any act done in good faith or for any good faith omission to act, including, without limitation, any claim of liability arising out of failure to terminate a participant's account upon such participant's death prior to receipt of notice in writing of such death, nor shall they have any duties, responsibilities or liabilities except as expressly set forth in the Plan.

Participants must recognize that neither the Corporation nor the Agent can provide any assurance that shares of Common Stock purchased under the Plan will, at any particular time, be worth more or less than their purchase price.

(26) May the Plan be changed or discontinued?

While the Corporation currently expects to continue the Plan indefinitely, it reserves the right to suspend, modify, or terminate the Plan at any time. All participants will receive notice of any such suspension, modification, or termination. All notices from the Agent or the Corporation to a participant will be addressed to the participant's last address of record with the Agent. The mailing of a notice to a participant's last address of record will satisfy the Plan requirement of giving notice to such participant. Therefore, participants must promptly notify the Agent in writing of any change of address.

(27) To whom do I write for additional information concerning the Plan?

The Plan is administered by the Agent, and all correspondence should be directed to:

American Stock Transfer and Trust Company
Attention: Dividend Reinvestment Department
59 Maiden Lane
New York, New York 10038
1-800-937-5449

BUSINESS AND COMPETITION

Lending Activities

General

At December 31, 2008, the Bank's net loan portfolio totaled $196.3 million representing approximately 58.3% of its $336.7 million of total assets at that date. The principal categories of loans in the Bank's portfolio are commercial loans, residential mortgage loans, and consumer loans.

Commercial Loans

The Bank originates secured and unsecured loans for commercial, corporate, agricultural, and business purposes. At December 31, 2008, $81.1 million, or 40.9% of the Bank's total loan portfolio consisted of commercial loans. The Bank's commercial loans consist primarily of loans secured by real estate, equipment, machinery and other corporate assets. Commercial loans are also made to provide working capital to businesses in the form of lines of credit which may be secured by real estate, accounts receivable, inventory, equipment, or other assets. The Bank had approximately $1.5 million of vehicle dealership floor plan loans to finance retail inventory outstanding at December 31, 2008, versus $1.4 million at December 31, 2007. The financial condition and cash flow of commercial borrowers are monitored by the submission of quarterly, semi-annual and annual corporate financial statements, personal financial statements, and tax returns. The frequency of required financial information depends on the size and complexity of the credit and the collateral which secures the loan.

The Bank does not have any concentrations of loans exceeding 10% of loans to borrowers engaged in similar activities which would cause them to be similarly affected by economic or other conditions.

Residential Mortgage Loans

The Bank originates adjustable and fixed-rate residential mortgage loans and home equity loans to its retail customers. The Bank has historically been a portfolio lender. In 2003, the Bank began originating and selling loans in the secondary market. During 2008, the Bank originated and sold $1.9 million of residential mortgage loans in the secondary market. At December 31, 2008, $85.8 million, or 43.3% of the Bank's total loan portfolio consisted of one to four family residential mortgage loans and home equity loans. Virtually all of such loans are secured by property located in the Bank's immediate market area.

Pursuant to underwriting guidelines adopted by the Board of Directors, the Bank will lend up to 80% of the appraised value of the property securing a single-family residential mortgage loan. Loans up to 95% of appraised value may be granted to borrowers who obtain private mortgage insurance.

Home equity loans, which are typically fixed rate term loans, are originated by the Bank for up to 90% of appraised value, less the amount of any existing prior liens on the property. The Bank also offers home equity lines of credit (typically variable rate open-end loans) in amounts up to 90% of appraised value, less the amount of any existing prior liens. Home equity loans generally have a maximum term of fifteen years. The Bank secures these loans with first or second mortgages.

Non-performing assets are comprised of (i) loans accruing, but past due 90 days and over, (ii) non-accrual loans, and (iii) other real estate owned ("OREO").

At December 31, 2008, the Bank had $1,171,000 in loans that were considered impaired under Statement of Financial Accounting Standards No. 114, Accounting by Creditors for Impairment of a Loan (SFAS No. 114) and had an allocation allowance for probable losses compared to $2,082,000 at December 31, 2007. SFAS 114 provides more specific guidance about the measurement and disclosure of impairment for certain types of loans. Specifically, SFAS 114 applies to loans that are identified for evaluation on an individual basis. Loans are considered impaired when, based on current information and events, it is probable that the creditor will be unable to collect all interest and principal payments due according to the contractual terms of the loan agreement. The impairment allowance associated with these loans at December 31, 2008 was $211,000, compared to $311,000 at December 31, 2007. There were $3,092,000 in loans considered impaired that required no allocated reserve at December 31, 2008, compared to none at December 31, 2007. At December 31, 2008, and December 31, 2007, non-accrual loans were 1.03% and 1.22% respectively, of total loans, while non-performing assets were 1.22% and 1.33%, respectively, of total assets. At both December 31, 2008, and December 31, 2007, there were no loans not classified as impaired or non-performing that were classified as potential problem loans. Potential problem loans are loans which management has serious doubts as to the borrowers' ability to comply with the present repayment terms and loans which management is actively monitoring due to changes in the borrowers' financial condition. Impaired loans, non-performing loans, and potential problem loans have been considered in management's analysis of the adequacy of the allowance for loan losses.

For the year ended December 31, 2008, $76,000 of interest income would have been earned under the original terms on those loans classified as non-accrual of December 31, 2008, had they been current in accordance with their original terms and had been outstanding throughout the period or since origination.

At December 31, 2008, there were no other interest-bearing assets that would be classified as impaired, non-performing, or potential problem loans if such assets were loans. Other interest-bearing assets include investment securities, federal funds sold, and interest-bearing balances with other banks.

Real estate acquired by the bank as a result of foreclosure and/or deed in lieu of foreclosure is classified as OREO until it is sold. Write-downs from cost to estimated fair value which are required at the time of foreclosure are charged to the allowance for loan losses. After transfer, the property is carried at the lower of cost or fair value, less estimated selling expenses. Adjustments to the carrying value of such properties that result from subsequent declines in value are charged to operations in the period in which the declines occur. As of December 31, 2008, the Bank had $2,151,000 in OREO. The valuation allowance as of December 31, 2008, was $178,000.

Allowance for Loan Losses

Management makes a continuing determination as to an appropriate provision from earnings to maintain an allowance for loan losses that is adequate for probable losses in the loan portfolio. In making the determination, management utilizes a loan loss reserve analysis format which considers several factors including: loans criticized internally and/or externally by regulators and/or the Bank's independent loan review firm, delinquent loans to include the amount and trends in delinquencies, projected future losses based upon historical data for loans which are currently performing as agreed, growth in the various segments of the Bank's loan portfolio, analytical

The Bank's management is unable to determine in what loan category future charge-offs and recoveries may occur. However, the following schedule sets forth the allocation of the allowance for loan losses among various categories. The allocation is based upon historical experience. The entire allowance for loan losses is available for probable incurred losses which may occur in any loan category.

	At December 31,			
	2008		2007	
	Amount	Percent of Loans in Each Category to Loans	Amount	Percent of Loans in Each Category to Loans
	(Dollars in Thousands)			
Allocation of allowance for loan losses:				
Commercial	$ 1,660	41%	1,526	43%
Mortgage	40	43%	90	40%
Consumer	700	16%	674	17%
Total	$ 2,400	100%	2,290	100%

Securities Portfolio

The Bank maintains a securities portfolio for the secondary application of funds as well as a source of liquidity. The Bank classifies its securities as either "available for sale" or "held to maturity," and does not hold any securities considered to be trading. Held to maturity securities are those securities that the Bank has the positive intent and the ability to hold until maturity. All other securities not included in held to maturity are classified as available for sale. As of December 31, 2008, all securities were classified as available for sale.

Available for sale securities are recorded at fair value. Held to maturity securities are recorded at cost, adjusted for the amortization or accretion of premiums or discounts. Unrealized holding gains and losses, net of the related tax effect, on available for sale securities are excluded from earnings and are reported as accumulated other comprehensive income (loss) as a separate component of shareholders' equity. Transfers of securities between categories are recorded at fair value at the date of transfer. The unrealized holding gains or losses included in the separate component of equity for securities transferred from available for sale to held to maturity are maintained and amortized into earnings over the remaining life of the security as an adjustment to yield in a manner consistent with the amortization or accretion of premium or discount on the associated security. A decline in the fair value of any available for sale or held to maturity security below cost, that is deemed other than temporary, is charged to earnings resulting in the establishment of a new cost basis for the security.

Deposits

The following table sets forth the breakdown of deposits as of December 31, 2008, and 2007. The Bank's total deposits increased to $278.9 million at December 31, 2008, from $269.5 million at December 31, 2007. The change was spread throughout the categories listed below.

	At December 31, 2008	At December 31, 2007
	(Dollars in Thousands)	
Demand	$ 55,124	53,229
NOW	38,886	39,918
Savings	41,904	45,049
Money Market	28,649	24,351
Time deposits	114,330	106,967
Total deposits	$ 278,893	269,514

Included in time deposits are certificates of deposit of $100,000 or more. Included in time deposits of $100,000 and over were $1,911,000 in brokered deposits at December 31, 2008, compared to $2,013,000 at December 31, 2007. The following table breaks out these higher balance accounts and also the maturities of the categories. Of the Bank's certificates of deposit of $100,000 or more at December 31, 2008, $24.8 million are from local public entities (such as counties, schools, villages). These deposits are considered a stable source of funding for the Bank.

	Certificates $100,000 or more at December 31,		Certificates less than $100,000 at December 31,	
	2008	2007	2008	2007
	(Dollars in Thousands)			
Maturing or Repricing in:				
3 months or less	$ 28,591	19,920	21,595	20,192
3 - 12 months	15,113	8,305	31,160	38,685
Over 12 months	2,962	3,107	14,909	16,758
Total	$ 46,666	31,332	67,664	75,635

The subordinated debentures may be included in Tier I capital (with certain limitations applicable) under current regulatory guidelines and interpretations. The subordinated debentures have a fixed interest rate of 6.56% until September 15, 2012. If not redeemed at that time, the subordinated debentures have a variable rate of interest equal to the three month London Interbank Offered Rate (LIBOR) plus 1.55%

Interest Rate Risk Management

Asset/liability management involves managing the extent to which interest-sensitive assets and interest-sensitive liabilities are matched. The Bank typically defines interest-sensitive assets and liabilities as those that reprice within one year or less. Maintaining an appropriate match is a method of avoiding wide fluctuations in net interest margin during periods of changing interest rates.

The difference between interest-sensitive assets and interest-sensitive liabilities is known as the "interest sensitivity gap" ("GAP"). A positive GAP occurs when interest-sensitive assets exceed interest-sensitive liabilities repricing in the same time periods, and a negative GAP occurs when interest-sensitive liabilities exceed interest-sensitive assets repricing in the same time period. A negative GAP ratio suggests that a financial institution may be better positioned to take advantage of declining interest rates rather than increasing interest rates, and a positive GAP ratio suggests the converse.

The Bank attempts to manage its assets and liabilities in a manner that stabilizes net interest income and net economic value over a broad range of interest rate environments. Adjustments to the mix of assets and liabilities are made periodically in an effort to give the Bank dependable and steady growth in net interest income regardless of the behavior of general interest rates in the economy. The following table presents a summary of the Bank's interest rate sensitivity at December 31, 2008.

	Interest Rate Sensitivity at December 31, 2008			
	One year or less	Over 1 year through 5 years	Over 5 years	Total
	(Dollars in Thousands)			
Interest-earning assets: (1)				
Loans (2)	$ 96,467	85,337	14,271	196,075
Securities	28,322	47,594	35,986	111,902
Interest-bearing deposits	53	---	---	53
Total	$ 124,842	132,931	50,257	308,030
Interest-bearing liabilities:				
Interest-bearing deposits (3)	$ 205,898	17,871	----	223,769
Borrowings	8,500	13,500	1,500	23,500
Trust Preferred Securities	----	----	2,062	2,062
Total	$ 214,398	31,371	3,562	249,331
Interest rate sensitivity gap:				
Interval	$ (89,556)	101,560	46,695	58,699
Cumulative	$ (89,556)	12,004	58,699	N/A
Ratio of cumulative gap to total rate sensitive assets	(29.07)%	(3.90)%	19.06%	N/A

(1) Adjustable and floating-rate assets are included in the period in which interest rates are next scheduled to adjust rather than in the period in which they are due, and fixed-rate assets are included in the periods in which they are anticipated to be paid based on amortization schedules and prepayment histories.

	Year Ended December 31,					
	2008			2007		
	Average Balance	Interest	Average Rate	Average Balance	Interest	Average Rate
			(In Thousands)			
Interest-Earning Assets:						
Loans	$ 195,022	13,473	6.91%	191,276	14,219	7.43%
Investment Securities	101,742	4,568	4.49%	98,229	4,337	4.42%
Other	7,601	148	1.95%	5,157	269	5.52%
Total Interest-Earning Assets	$ 304,365	18,189	5.98%	294,662	18,825	6.39%
Nonearning Assets	28,745			26,216		
Total Assets	$ 333,110			320,878		
Interest-Bearing Liabilities:						
Interest-Bearing Demand Deposits	$ 41,493	80	.19%	41,581	128	0.31%
Savings Deposits	72,892	347	.48%	71,241	575	0.81%
Time Deposits	110,475	3,265	2.96%	110,558	4,974	4.50%
Borrowings	18,552	801	4.32%	14,899	678	4.55%
Trust Preferred Securities	2,062	135	6.55%	2,106	182	8.64%
Total Interest-Bearing Liabilities	$ 245,474	4,628	1.89%	240,385	6,537	2.72%
Non-Interest Bearing Demand Deposits	56,825			54,376		
Other Non-Interest Bearing Liabilities	4,598			2,633		
Shareholders' Equity	26,213			23,484		
Total Liabilities and Shareholders' Equity	$ 333,110			320,878		
Net Interest Income		13,561	4.09%		12,288	3.67%
Net Yield on Interest Earning Assets			4.46%			4.17%
Average Interest-Earning Assets to Average Interest-Bearing Liabilities	124.00%			122.58%		

REGULATION AND SUPERVISION

The references under this heading to various aspects of supervision and regulation are brief summaries which do not purport to be complete. However, to the knowledge of the Corporation's management the summaries provide all material disclosure with respect to such supervision and regulations.

The Bank is chartered under the Banking Law of New York State and, as such, is examined and supervised by the New York Banking Board and Superintendent of Banks. The Bank's deposits are insured by the Federal Deposit Insurance Corporation to the extent provided in the Federal Deposit Insurance Act. The Bank has elected not to be a state member bank of the Federal Reserve System. Therefore, as a "state non-member bank," the FDIC is the federal agency responsible for regulation of the Bank, and the Bank is subject to examination and supervision by the FDIC.

As a New York State chartered "non-member bank," the Bank is subject to numerous New York State and federal laws regulating, among other things, the Bank's conduct of its banking business (including loans, deposits and trust business); the capitalization and liquidity of the Bank, the opening and closing of branch offices, the issuance of Bank securities, and the Bank's engagement in activities closely related to banking.

The Corporation is a bank holding company within the meaning of the federal Bank Holding Company Act, and thus it is subject to the provisions of that Act. This requires the Corporation to be registered as a bank holding company with the Federal Reserve Board, which in turn requires it to file periodic and annual reports and other information concerning its own business operations and those of its subsidiaries with the Federal Reserve Board. Generally, the Corporation is subject to the Federal Reserve Board's ongoing supervision and examination.

In addition, under the Bank Holding Company Act, a bank holding company must obtain Federal Reserve Board approval before it acquires, directly or indirectly, ownership or control of any voting shares of a second or subsequent bank if, after such acquisition, it would own or control more than 5% of such shares, unless it already owns or controls a majority of such shares. Federal Reserve Board approval must also be obtained before a bank holding company acquires all or substantially all of the assets of another bank or merges or consolidates with another bank holding company. Furthermore, any acquisition by a bank holding company of more than 5% of the voting shares, or of all or substantially all of the assets, of a bank located in another state may not be approved by the Federal Reserve Board unless the laws of that second state specifically authorize such an acquisition.

The Bank Holding Company Act also prohibits a bank holding company, with certain limited exceptions, from acquiring or retaining direct or indirect ownership or control of more than 5% of the voting shares of any company which is not a bank, or from engaging in any activities other than those of banking or of managing or controlling banks or furnishing services to or performing services for its subsidiaries. The principal exception to these prohibitions involves certain specified activities which may be engaged in by the Corporation and its subsidiaries, including those activities which the Federal Reserve Board may find, by order or regulation, to be so closely related to banking or managing or controlling banks as to be a proper incident thereto.

Common Stock

As of December 31, 2008, 1,672,647 shares of the Corporation's Common Stock were issued, and 3,327,353 shares of Common Stock currently remain available for issuance at the discretion of the Board of Directors. These shares may be issued for such purposes as financings, acquisitions, stock dividends, stock splits, employee incentive plans, dividend reinvestment plans and other similar purposes. However, these additional shares may also be used by the Board of Directors (if consistent with its fiduciary responsibilities) to deter future attempts to gain control over the Corporation.

Voting Rights. Each share of Common Stock is entitled to one vote on each matter submitted to a vote of the Corporation's Common shareholders. Such shareholders do not have cumulative voting rights with respect to any matters to be voted upon, including the election of Directors.

Dividends. Under the New York Business Corporation Law, dividends are payable out of surplus only, and may be declared and paid by the Corporation except when the Corporation currently is insolvent or would thereby be made insolvent. In addition, under the New York Banking Law, the Bank may only pay dividends to the Corporation up to an amount equal to its net profits for that year combined with its retained net profits of the preceding two years. At December 31, 2008, the Bank's dividend paying ability was $2,187,000.

The Corporation paid cash dividends of $0.765 per share during the year ended December 31, 2008, versus $0.69 per share during the year ended December 31, 2007. In the past, dividends have been paid on the Corporation's Common Stock on a quarterly basis, and the usual quarterly dividend payment dates have been in February, May, August and November each year.

The Corporation paid a cash dividend of $0.21 per share on February 1, 2009.

Liquidation Rights. In the event of liquidation, holders of the Corporation's Common Stock will be entitled to receive, pro rata, any corporate assets remaining for distribution after all other corporate debts and obligations are satisfied.

Preemptive Rights. Holders of the Corporation's Common Stock do not have any preemptive rights with respect to any additional issuances by the Corporation of its capital stock or other securities.

Provisions for Corporate Defense. The Corporation's Certificate of Incorporation contains several provisions designed to assure continuity of management and to discourage sudden changes in control of the Board of Directors. For example, it states that either (1) amendment of the provisions in the Bylaws regulating the number and qualifications of Directors and any restrictions on Directors, or (2) removal of a Director without cause, requires the affirmative vote of 75% of the entire Board of Directors or 75% of the Common Shares entitled to vote.

Further, under the New York Business Corporation Law, and in the absence of any additional requirements imposed by a corporation's certificate of incorporation, mergers, consolidations and most other business combinations must be approved by two-thirds of the outstanding voting common shares. Thus, a bidder could acquire two-thirds of the outstanding common stock through any combination of private purchase, open market purchase or tender offer, and then complete the acquisition by a business combination such as a merger, sale of assets or other transaction and force out the remaining shareholders. However, the Corporation's Certificate holders of the Corporation's Common Stock will be personally liable for the debts of the Corporation solely by virtue of their ownership or control of shares of Common Stock.

DIRECTORS AND EXECUTIVE OFFICERS

The Directors and executive officers of the Corporation and key officers of the Bank as of February 13, 2009, are as follows:

Name	Age	Current Position (s) with Corporation (or Bank)	Director Since	Principal Occupation During Past Five Years and/or Position(s) Held with the Corporation (or Bank)
Robert U. Blades, Jr.	61	Director	1985	Presently is, and has been for the past 5 years, President of A.L. Blades and Sons, Inc. (bridge and road contractor)
Brenda L. Copeland	57	President, Chief Executive Officer and Director	2003	2003 - Present President & CEO of Steuben Trust Corporation
Michael E. Davidson	53	Director	2008	2003 – Present President A. Davidson & Bros. Inc. Furniture Dealer
Charles M. Edmondson	67	Director	2005	2000 – Present President, Alfred University
Jack R. Emrick	54	Senior Vice President and Retail Bank Manager	N/A	1992 – Present Senior Vice President and Retail Bank Manager
Stoner E. Horey	63	Director	1992	2003 - 2008 Director of Geriatrics and Extended Care at Bath VA Medical Center 2008 – Hospitalist, St. James Mercy Hospital
Sue A. Lacy	53	Senior Vice President and Human Resources Manager	N/A	1988 – Present Human Resources Manager
James P. Nicoloff	54	Executive Vice President and Chief Financial Officer	N/A	1992 – Present Executive Vice President and Chief Financial Officer
Charles D. Oliver	66	Director	1992	Presently is, and has been for the past 5 years, Partner and General Manager, Charles F. Oliver & Son (farm machinery dealer)
Amber R. Phelps	42	Senior Vice President and Manager of Information Technology Department	N/A	1995 - 2004 Assistant Vice President & Information Systems Officer 2004 – 2006 Vice President & Information Systems Officer 2006 – Present Senior Vice President & Manager of Information Technology Department
Kenneth D. Philbrick	71	Director	1975	2003 – President Retired President & CEO
Theresa B. Sedlock	60	Executive Vice President and Lending Division Manager	N/A	1995 – 2004 Regulatory Compliance and CRA Officer – Bank of Castile 2004–2007 Collateral Control Mgr. – Five Star Bank 2007 – Present Executive Vice President and Lending Division Manager

Executive Compensation

The following table sets forth the aggregate annual remuneration that was paid for the year ending December 31, 2008, for each of the five highest paid persons who were then officers of the Corporation or the Bank:

Name of Individual	Capacities in Which Remuneration Received	Aggregate Remuneration
Brenda L. Copeland	President, Chief Executive Officer and Director	$436,000
James P. Nicoloff	Executive Vice President, Treasurer and Chief Financial Officer	$156,000
Hans R. Kunze	Senior Vice President and Commercial Loan Officer and Farm Department Manager of Steuben Trust Company	$124,000
L. Victor Myers	Senior Vice President and Commercial and Agricultural Loan Officer of Steuben Trust Company	$131,000
Theresa B. Sedlock	Executive Vice President and Loan Division Manager of Steuben Trust Company	$123,000

Under the Executive Deferred Compensation Agreement (Deferral Agreement) with the Corporation, any officer with a title of senior vice president or above is eligible to participate in the plan and have a portion of their annual compensation deferred. Such deferral amounts are placed in an interest-bearing account and will be repaid to the participants in accordance with the terms of their Deferral Agreement.

SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SHAREHOLDERS

The following table sets forth information concerning the number of shares of Common Stock beneficially owned, directly or indirectly, as of December 31, 2008, by (i) each of the five highest paid persons who were then officers and/or Directors of the Corporation, (ii) all executive officers and Directors of the Corporation as a group, and (iii) each shareholder that owns more than 10% of the Corporation's Common Stock.

(3) Includes (i) 79,219.111 shares owned by Mr. D. Shults directly, (ii) 20,828.132 shares owned by Mr. D. Shults' spouse, (iii) 148,129.428 shares owned by members of Mr. D. Shults' family over which he has voting control as a fiduciary or the holder of a power-of-attorney, and (iv) 8,508.520 shares owned by David A. Shults Trust, Barbara S. Finch, Trustee.

CERTAIN TRANSACTIONS

No consideration, monetary or otherwise (including any formal or informal agreement relating to the payment of compensation in any form) has been given or offered to any shareholder, officer or Director of the Corporation or the Bank, or to any member of the immediate family of any of such persons, in connection with the shares offered hereby.

The Corporation's officers and Directors and members of their immediate families and businesses in which these individuals may hold controlling interests are customers of the Bank and it is anticipated that such parties will continue to be Bank customers in the future. Credit transactions with these parties are subject to review by the Bank's Board of Directors and/or a Committee thereof. All outstanding loans and extensions of credit by the Bank to these parties were made in the ordinary course of business on substantially the same terms and conditions, including interest rates and collateral requirements, as those prevailing at the time for comparable transactions with other persons and, in the opinion of management, did not involve more than the normal risk of noncollectibility or present other unfavorable features.

LITIGATION

The Corporation is not aware of any pending or threatened litigation, investigation, or regulatory action that would have a material adverse effect upon it or the Bank.

AVAILABLE INFORMATION

The Corporation's principal executive offices are located at One Steuben Square, Hornell, New York, telephone (607) 324-5010.

The Corporation has filed with the Securities and Exchange Commission ("SEC") a Form 1-A Regulation A Offering Statement under the Securities Act of 1933, as amended (the "Securities Act") relating to the shares of Common Stock offered hereby ("Offering Statement"). This Offering Circular does not contain all of the information set forth in the Offering Statement and the exhibits thereto, certain portions of which have been omitted pursuant to the rules and regulations of the SEC.

The Offering Statement may be inspected and copied at prescribed rates at the public reference room maintained by the SEC at 450 Fifth Street, NW, Room 1024, Washington, D.C. 20549. Copies of this material may also be obtained at prescribed rates by writing to the SEC, Public Reference Section, 450 Fifth Street, NW, Washington, D.C. 20549.

INDEPENDENT AUDITORS' REPORT

57

Crowe Horwath™

Crowe Horwath LLP
Member Horwath International

REPORT OF INDEPENDENT AUDITORS

Board of Directors and Shareholders
Steuben Trust Corporation
Hornell, New York

We have audited the accompanying consolidated statements of condition of Steuben Trust Corporation as of December 31, 2008 and 2007, and the related consolidated statements of income, shareholders' equity and comprehensive income and cash flows for the years then ended. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Steuben Trust Corporation as of December 31, 2008 and 2007, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Crowe Horwath LLP

Crowe Horwath LLP

Cleveland, Ohio
February 2, 2009

Steuben Trust Corporation & Subsidiaries
Consolidated Statements of Financial Condition
December 31, 2008 and 2007

(In thousands, except share amounts)

ASSETS	2008	2007
Cash and due from banks	$ 6,747	9,803
Securities available for sale	111,902	97,551
Loans, net of allowance of $2,400 in 2008 and $2,290 in 2007	196,280	193,537
Premises and equipment, net	7,144	7,455
Accrued interest receivable	1,551	1,704
Bank owned life insurance	7,016	6,787
Other assets	6,034	5,728
TOTAL ASSETS	**$ 336,674**	**322,565**
LIABILITIES		
Deposits		
Non-interest bearing	$ 55,124	53,229
Interest bearing	223,769	216,285
Total deposits	278,893	269,514
Subordinated debentures	2,062	2,062
Advances from Federal Home Loan Bank	23,500	23,000
Accrued interest payable	531	891
Other liabilities	4,195	1,985
Total liabilities	309,181	297,452
SHAREHOLDERS' EQUITY		
Common stock - $1 par value; 5,000,000 shares authorized, 1,672,647 shares issued in 2008, 1,661,861 shares issued in 2007	1,673	1,662
Additional paid-in capital	2,388	2,125
Undivided profits	24,448	21,785
Accumulated other comprehensive income (loss)	(312)	(52)
Treasury stock, at cost, 31,319 shares in 2008, 18,561 shares in 2007	(704)	(407)
Total Shareholders' Equity	27,493	25,113
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	**$ 336,674**	**322,565**

See accompanying notes to consolidated financial statements.

Steuben Trust Corporation & Subsidiaries
Consolidated Statements of Shareholders' Equity and Comprehensive Income
Years Ended December 31, 2008 and 2007
(In thousands, except share data and per share amounts)

	Common Stock	Additional Paid-in Capital	Undivided Profits	Accumulated Other Comprehensive Income (Loss)	Treasury Stock	Total
BALANCE, DECEMBER 31, 2006	**$ 1,660**	**2,070**	**19,651**	**(673)**	**(196)**	**22,512**
Comprehensive income:						
Net income	-	-	3,269	-	-	3,269
Change in unrealized gain on securities available for sale, net of tax	-	-	-	955	-	955
Total comprehensive income						4,224
Adjustment to initially adopt SFAS 158, net of tax	-	-	-	(334)	-	(334)
Cash dividends paid: $0.69 per Common share	-	-	(1,135)	-	-	(1,135)
Treasury shares purchased: 8,582 Common shares	-	-	-	-	(211)	(211)
Stock sold. 2,206 Common shares	2	55		-	-	57
BALANCE, DECEMBER 31, 2007	**$ 1,662**	**2,125**	**21,785**	**(52)**	**(407)**	**25,113**
Comprehensive income:						
Net income	-	-	3,960	-	-	3,960
Change in unrealized gain on securities available for sale, net of tax	-	-		1,534	-	1,534
Change in pension plan funding status, net of tax	-	-	-	(1,624)	-	(1,624)
Total comprehensive income						3,870
Adjustment to change Pension Plan Year to year end, net of tax	-	-	(42)	(170)	-	(212)
Cash dividends paid: $.765 per Common share	-	-	(1,255)	-	-	(1,255)
Treasury shares purchased: 12,758 Common shares	-	-	-	-	(297)	(297)
Stock sold: 10,786 Common shares	11	263	-	-	-	274
BALANCE, DECEMBER 31, 2008	**$ 1,673**	**2,388**	**24,448**	**(312)**	**(704)**	**27,493**

Changes in unrealized gains on securities (net of taxes)	2008	2007
Holding gains arising during period	$ 1,540	967
Less: reclassification adjustment for realized gains included in net income	(6)	(12)
Increase in unrealized gains on securities available for sale, net of tax of $966,000 and $592,000 at December 31, 2008 and 2007 respectively	$ 1,534	955

See accompanying notes to consolidated financial statements.

Steuben Trust Corporation & Subsidiaries
Notes To Consolidated Financial Statements
December 31, 2008 and 2007

1. ORGANIZATION

Steuben Trust Corporation (the Company) is both a bank holding company and a financial holding company subject to regulation by certain federal and state agencies, including the Federal Deposit Insurance Corporation. The Company, through its bank subsidiary, Steuben Trust Company (the Bank), provides financial services to individuals and businesses primarily in Steuben, Allegany and Livingston counties in New York State. The Company also has an investment in a subsidiary trust, Steuben Statutory Trust II that is not consolidated (note 13).

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accounting policies of the Company conform to accounting principles generally accepted in the United States of America. The following is a description of the significant accounting policies followed by the Company.

Principles of Consolidation

The consolidated financial statements of the Company include the accounts of the Company and its wholly owned subsidiary, Steuben Trust Company. All material intercompany accounts and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The allowance for loan losses, fair value of financial instruments and pension benefit obligations are particularly subject to change.

Securities

The Company classifies its debt securities as either available for sale or held to maturity. Held to maturity securities are those debt securities that the Company has the positive intent and the ability to hold until maturity. All other securities not included in held to maturity are classified as available for sale. Currently, the Company does not maintain any securities classified as held to maturity.

Available for sale securities are recorded at fair value. Held to maturity securities, if any, are recorded at cost, adjusted for the amortization or accretion of premiums or discounts. Unrealized holding gains and losses, net of the related tax effect, on available for sale securities are excluded from earnings and are reported as a component of accumulated other comprehensive income in shareholders' equity until realized. A decline in the fair value of any available for sale or held to maturity security below cost, that is deemed other than temporary, is charged to earnings resulting in the establishment of a new cost basis for the security. In estimating other-than-temporary losses, management considers: (1) the length of time and extent that fair value has been less than cost, (2) the financial condition and near term prospects of the issuer, and (3) the Company's ability and intent to hold the security for a period sufficient to allow for any anticipated recovery in fair value.

Interest income includes interest earned on the securities and the amortization of premiums and accretion of discounts as an adjustment to yield using the effective interest method. Realized gains and losses on securities are recognized on the trade date, are included in earnings and are calculated using the specific identification method for determining the cost of securities sold.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Premises and Equipment

Land is carried at cost. Premises and equipment are stated at cost less accumulated depreciation. Depreciation is computed primarily on the straight-line method with useful lives generally ranging from 15 to 39 years for building and related components and 3 to 7 years for furniture and equipment.

Bank Owned Life Insurance

The Company has purchased life insurance policies on certain directors. Bank owned life insurance is recorded at its cash surrender value or the amount that can be realized.

Accumulated Other Comprehensive Income

Accumulated other comprehensive income consists of the net unrealized holding gains or losses of securities available for sale, and beginning December 31, 2007, changes in the funded status of pension plans, net of the related tax effect. Comprehensive income is reported on the consolidated statements of shareholders' equity, which includes net income and other comprehensive income.

Net Income Per Share

Net income per common share is calculated by dividing net income by the weighted average number of common shares outstanding during the year. Weighted average shares used in computation of net income per share totaled 1,640,589 and 1,645,417 for 2008 and 2007, respectively.

Income Taxes

Income tax expense is the total of the current year income tax due or refundable and the change in deferred tax assets and liabilities.

Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period which includes the enactment date.

Retirement Plans

The Bank sponsors a non contributory defined benefit retirement plan for all full-time employees who have attained the age of 21 and have a minimum of one year of service. Pension expense is the net of service and interest cost, return on plan assets and amortization of gains and losses not immediately recognized. Accrued pension costs are funded to the extent deductible for federal income tax purposes.

The Bank also provides a savings and retirement 401(k) plan for all eligible employees who elect to participate. The Bank contributes 50% of a participant's deferral up to a maximum of 6% of salary. Such contributions are funded as they are accrued.

Statement of Cash Flows

For purposes of reporting cash flows, cash and cash equivalents include cash on hand, amounts due from banks and federal funds sold. Net cash flows are reported for loan and deposit transactions.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Recently issued and Effective Accounting Standards

FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes (FIN48), issued July 2006, was effective as of January 1, 2007. The Company has elected to defer adoption of FIN 48, in accordance with the provisions of FASB Staff Position No. FIN 48-3, which permits certain nonpublic enterprises to delay adoption until fiscal years beginning after December 15, 2008. Upon adoption of FIN 48, the Company will recognize a tax benefit only if it is more likely than not the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized will be the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the more-likely-than-not test, no tax benefit will be recorded. Currently, the Company accounts for contingencies associated with certain tax positions in accordance with SFAS No. 5, Accounting for Contingencies, which provides the recording of a contingency based on the probability of certain events to transpire that range from probable to remote as opposed to applying a more likely than not recognition threshold.

3. SECURITIES AVAILABLE FOR SALE

The fair value of securities available for sale and related gross unrealized gains and losses recognized in accumulated other comprehensive income at December 31, 2008 and 2007 are as follows (in thousands):

2008	Fair Value	Unrealized Gains	Unrealized Losses
Debt securities			
United States Agency securities	$ 23,768	1,128	-
State and municipal securities	40,267	757	87
Corporate Bonds	921	-	81
U.S. Agency Mortgage-backed securities	46,946	1,257	12
Total debt securities	111,902	3,142	180
TOTAL SECURITIES AVAILABLE FOR SALE	**$ 111,902**	**3,142**	**180**

2007	Fair Value	Unrealized Gains	Unrealized Losses
Debt securities			
United States Agency securities	$ 23,881	264	30
State and municipal securities	30,402	194	61
Corporate Bonds	1,004	2	-
U.S. Agency Mortgage-backed securities	42,264	235	142
Total debt securities	97,551	695	233
TOTAL SECURITIES AVAILABLE FOR SALE	**$ 97,551**	**695**	**233**

Sales of available for sale securities were as follows (in thousands):

	2008	2007
Proceeds	$ 5,128	5,064
Gross gains	26	19
Gross losses	16	-

3. SECURITIES AVAILABLE FOR SALE (continued)

The following is a tabulation of debt securities by maturity date as of December 31, 2008 (in thousands):

	Fair Value
Due in one year or less	$ 11,475
Due after one year through five years	23,084
Due after five years through ten years	29,124
Due after ten years	48,219
TOTAL	**$ 111,902**

At December 31, 2008 and 2007, securities with a fair value of $92,624,000 and $75,108,000 respectively, were pledged to secure governmental deposits and for other purposes as required or permitted by law.

4. LOANS

The following is a summary of loans outstanding at year-end (in thousands):

	2008	2007
Residential mortgages and home equity loans	$ 85,812	79,024
Commercial loans	81,101	82,289
Indirect auto loans	12,441	13,758
Direct auto loans and other	18,759	20,229
Total	198,113	195,300
Net unearned loan origination fees and costs	567	527
TOTAL LOANS	**$198,680**	**195,827**

The Company's market area is generally Steuben, Allegany, and Livingston counties in New York State. Most of its loans are made in its market area and, accordingly, the ultimate collectibility of the Company's loan portfolio is susceptible to changes in market conditions in this area.

The Company's concentration of credit risk is shown in the above schedule of loans outstanding. The concentration of off-balance sheet credit risk in commercial letters of credit and mortgage, commercial and auto loans commitments is similar to the loans outstanding above. Management is not aware of any material concentrations of credit risk to any industry or individual borrower.

5. FAIR VALUE (continued)

Level 3: Significant unobservable inputs that reflect a reporting entity's own assumptions about the assumptions that market participants would use in pricing an asset or liability.

The fair values of securities available for sale are determined by obtaining quoted prices on nationally recognized securities exchanges (Level 1 inputs) or matrix pricing, which is a mathematical technique widely used in the industry to value debt securities without relying exclusively on quoted prices for the specific securities but rather by relying on the securities' relationship to other benchmark quoted securities (Level 2 inputs).

The fair value of impaired loans with specific allocations of the allowance for loan losses is generally based on recent real estate appraisal. These appraisals may utilize a single valuation approach or a combination of approaches including comparable sales and the income approach. Adjustments are routinely made in the appraisal process by the appraisers to adjust for differences between the comparable sales and income data available. Such adjustments are typically significant and result in a Level 3 classification of the inputs for determining fair value.

Assets and liabilities measured at fair value on a recurring basis are summarized below (in thousands):

	Fair Value Measurements at December 31, 2008
	Using Significant Other Observable Inputs (Level 2)
Assets:	
Available for sale securities	$ 111,902

Assets and liabilities measured at fair value on a non-recurring basis are summarized below (in thousands):

	Fair Value Measurements at December 31, 2008
	Using Significant Unobservable Inputs (Level 3)
Assets:	
Impaired loans	$ 960

The following represent impairment charges recognized during the period:

Impaired loans, which are measured for impairment using the fair value of the collateral for collateral dependent loans, had a carrying amount of $1,171,000, with a valuation allowance of $211,000, resulting in an additional provision-for loan losses of $18,000 for the period.

7. PREMISES AND EQUIPMENT

Premises and equipment at December 31, 2008 and 2007 consist of the following (in thousands):

	2008	2007
Land	$ 1,740	1,721
Bank premises	7,108	7,192
Furniture and equipment	8,902	8,755
	17,750	17,668
Accumulated depreciation	10,606	10,213
NET	**$ 7,144**	**7,455**

The Company leases certain branch properties and equipment under operation leases. Rent expense was $202,000 for 2008 and $173,000 for 2007. Rent commitments, before considering renewal options that generally are present, were as follows (in thousands):

Year	Amount
2009	$ 227
2010	226
2011	186
2012	74
2013	9
Thereafter	21
Total	$ 743

8. INCOME TAXES (continued)

Realization of deferred tax assets is dependent upon the generation of future taxable income or the existence of sufficient taxable income within the carryback period. A valuation allowance is provided when it is more likely than not that some portion of the deferred tax assets will not be realized. In assessing the need for a valuation allowance, management considers the scheduled reversal of the deferred tax liabilities, the level of historical taxable income and projected future taxable income over the periods in which the temporary differences comprising the deferred tax assets will be deductible. Based on its assessment, management determined that no valuation allowance is necessary.

9. DEPOSITS

Contractual maturities of time deposits at December 31, 2008 and 2007 were as follows (in thousands):

	2008	2007
Under three months	$ 42,383	40,112
Three to twelve months	53,552	46,990
Over one year to three years	18,395	19,865
TOTAL TIME DEPOSITS	**$ 114,330**	**106,967**

Time deposits of $100,000 and over were $46,666,000 and $31,332,000 at December 31, 2008 and 2007, respectively. Included in time deposits of $100,000 and over were $1,911,000 in brokered deposits at December 31, 2008 compared to $2,013,000 at December 21, 2007.

10. BENEFIT PLANS

Pension Plan

The Company has a funded noncontributory defined benefit pension plan that covers substantially all of its employees. The plan provides defined benefits based on years of service and final average salary. The Company uses December 31 as the measurement date for its pension plans.

In September 2006, the Financial Account Standards Board (FASB) issued SFAS No. 158, Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans - an amendment of FASB Statements No. 87, 88, 106 and 132(R). This Statement requires that defined benefit plan assets and obligations are to be measured as of the date of the employer's fiscal year-end, starting in 2008. Through 2007, the Company utilized the early measurement date option available under FASB Statement No. 87 "Employers' Accounting for Pensions"', and measured the funded status of the defined benefit plan assets and obligations as of September 30 each year. In accordance with the adoption provisions, the net periodic benefit cost for the period between the September 30, 2007 measurement date and the 2008 fiscal year end measurement were allocated proportionately between amounts to be recognized as an adjustment to retained earnings and net periodic benefit cost for the fiscal year. As a result of this adoption, the Company reduced January 1, 2008 opening retained earnings by $42,000, increased deferred income taxes by $134,000, decreased the pension surplus by $346,000 and debited accumulated other comprehensive income for $170,000.

10. BENEFIT PLANS (continued)

Pension Plan Assets

The Company's pension plan weighted-average asset allocations at December 31, 2008 and 2007, by asset category are as follows:

Asset Category	2008	2007
Equity securities	55%	58%
Debt securities	41%	40%
Other	4%	2%
Total	100%	100%

Pension Plan Investment Policies

The New York State Bankers Retirement System (the "System") was established in 1938 to provide for the payment of benefits to employees of participating banks. The System is overseen by a Board of Trustees who meet quarterly and set the investment policy guidelines. The Chief Executive Officer of the Company is a member of the Board of Trustees for the system.

The System utilizes two investment management firms each investing approximately 50% of the total portfolio. The System's investment objective is to exceed the investment benchmarks in each asset category. Each firm operates under a separate written investment policy approved by the Trustees and designed to achieve an allocation approximating 60% invested in Equity Securities and 40% invested in Debt Securities.

Each Firm reports at least quarterly to the Investment Committee and semi-annually to the Board.

Pension Plan Expected Long-Term Rate-of-Return

The expected long-term rate-of-return on plan assets reflects long-term earnings expectations on existing plan assets and those contributions expected to be received during the current plan year. In estimating that rate, appropriate consideration was given to historical returns earned by plan assets in the fund and the rates of return expected to be available for reinvestment. Average rates of return over the past 1, 3, 5 and 10 year periods were determined and subsequently adjusted to reflect current capital market assumptions and changes in investment allocations.

Contributions

The Company expects to contribute a minimum of $505,000 in 2009.

Estimated Future Benefit Payments of Pension Plan

The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid (in thousands):

Year	Pension Benefits
2009	$ 300
2010	326
2011	355
2012	381
2013	419
2014-2018	2,678

12. REGULATORY CAPITAL REQUIREMENTS (continued)

The most recent notification from the Federal Deposit Insurance Corporation and the State of New York Banking Department categorized the Bank as "well capitalized" under the regulatory framework for prompt corrective action. To be categorized as "well capitalized" the Bank must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the Bank's category.

The Bank's regulatory capital amounts and ratios are presented in the following table (in thousands):

	Actual Regulatory Capital:		Minimum Regulatory Capital Requirement:		To Be "Well Capitalized" Under Regulatory Capital Requirement:	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2008:						
Total Capital (to Risk Weight Assets)	$ 31,069	14.97 %	$ 16,602	8.00 %	$ 20,753	10.00 %
Tier 1 Capital (to Risk Weight Assets)	28,669	13.81	8,301	4.00	12,452	6.00
Tier 1 Capital (to Average Assets)	28,669	8.53	13,450	4.00	16,812	5.00
As of December 31, 2007:						
Total Capital (to Risk Weight Assets)	$ 28,538	13.85 %	$ 16,479	8.00 %	$ 20,599	10.00 %
Tier 1 Capital (to Risk Weight Assets)	26,248	12.74	8,239	4.00	12,359	6.00
Tier 1 Capital (to Average Assets)	26,248	8.12	12,924	4.00	16,155	5.00

The Company's ratios are comparable to the Bank's stated above. The Company's actual Tier I capital ratio (to Average Assets) at December 31, 2008 was 8.96% compared to 8.50% for December 31, 2007.

13. SHAREHOLDERS' EQUITY

The Company is dependent on receipt of dividends from the Bank in order to pay dividends to its shareholders.

Payment of dividends by the Bank is limited or restricted in certain circumstances. According to state banking law, approval of the State of New York Banking Department is required for the declaration of dividends by a bank in any year in which the dividends declared will exceed its net profits for that year combined with its retained net profits of the preceding two years. Dividends in the amount of $2,187,000 are available from the Bank at December 31, 2008 without the approval of the State of New York Banking Department.

14. SUBORDINATED DEBENTURES

On July 16, 2001, Steuben Capital Trust I, a trust formed by the Company, completed a pooled private offering of $5,000,000 trust preferred securities. On July 25, 2006, $3,000,000 of these securities were redeemed by Steuben Capital Trust I. The Company incurred a redemption penalty in the amount of $231,000. On July 25, 2007, the remaining $2,000,000 of these securities were redeemed. The Company incurred a redemption penalty in the amount of $123,000. Steuben Capital Trust I was dissolved on September 11, 2007.

On July 16, 2007, Steuben Statutory Trust II, a trust formed by the Company, completed a pooled private offering of $2,000,000 of trust preferred securities. The Company issued $2,062,000 of subordinated debentures to the trust in exchange for ownership of

17. PENDING ACQUISITION

In September 2008, the Company entered into a definitive agreement to acquire Canisteo Savings & Loan Association, subject to regulatory approvals. Headquartered in Canisteo, NY, Canisteo Savings & Loan Association has assets of approximately $7 million and operates its sole office in Canisteo, NY. Canisteo Savings & Loan Association has approximately $5 million in loans and $6 million in deposits. This transaction is expected to close in the first quarter of 2009.

ANNEX 1

SHARE OWNER DIVIDEND REINVESTMENT AND STOCK PURCHASE PLAN

STEUBEN TRUST CORPORATION
SHARE OWNER DIVIDEND REINVESTMENT AND STOCK PURCHASE PLAN

The purpose of the **STEUBEN TRUST CORPORATION** (the "Corporation") **SHARE OWNER DIVIDEND REINVESTMENT AND STOCK PURCHASE PLAN** (the "Plan") is to provide the holders of record of the Corporation's Common Stock (the "Common Stock") with a simple and convenient method of investing cash dividends paid on the Corporation's Common Stock in the purchase of, as well as enabling them to make additional cash payments to purchase, additional shares of Common Stock. The terms and conditions of the Plan are as follows.

1. ELIGIBILITY TO PARTICIPATE IN PLAN. All holders of record of Common Stock are eligible to participate in the Plan. Beneficial owners of Common Stock whose shares are held for them in registered names other than their own, such as in the names of brokers, bank nominees or trustees, should, if they wish to participate in the Plan, either arrange for the holder of record to join the Plan or have the shares they wish to enroll for participation in the Plan transferred to their own names.

2. ELECTION TO PARTICIPATE IN PLAN. Any holder of record of Common Stock may elect to participate in the Plan (a "Participant") by returning to American Stock Transfer and Trust Company, the Corporation's Transfer Agent and the Administrator of the Plan (the "Agent"), a properly completed Authorization Form as attached hereto. The completed Authorization Form appoints the Agent as the Participant's agent in the capacity of Plan Administrator for the Participant and authorizes:

(a) the Corporation to pay to the Agent, for credit to the Participant's account under the Plan (a "Plan Account"), all cash dividends payable on the Common Stock ("Dividends") that the Participant has enrolled in the Plan;

(b) the Agent, as agent, to credit to the Participant's Plan Account any Dividends paid, as well as any shares of Common Stock distributed as a non-cash dividend or otherwise, on the shares of Common Stock credited to the Participant's Plan Account;

(c) the Agent, as agent, to apply all such Dividends received to the purchase of additional shares of Common Stock; and

(d) the Agent, as agent, to apply all voluntary Additional Cash Payments made by the Participant under the Plan (as further described below) to the purchase of additional shares of Common Stock,

all in accordance with the further terms and conditions of the Plan.

shares on a quarterly basis as further described below. For purposes of the Plan, a new quarter will begin on the day following a dividend payment date. All shares purchased with Additional Cash Payments will be credited to the Participant's Plan Account (unless the Agent is instructed otherwise by the Participant on the Authorization Form).

5. **PURCHASES OF SHARES.** Dividends credited to a Participant's Plan Account will be invested in the purchase of additional shares of Common Stock on or about the payment date for that Dividend. Additional Cash Payments made by a Participant will be invested in the purchase of additional shares of Common Stock on or about the payment date for the next succeeding Dividend following receipt of such payment. Since no interest will be paid on Additional Cash Payments held by the Agent pending the investment of such funds, it is suggested that any such payments a Participant may wish to make be sent so as to reach the Agent no later than five business days prior to the record date for the next succeeding Dividend. Any Additional Cash Payments received during a quarter will be returned by mail to the Participant, at the address shown on the Agent's records, if written notification requesting such return is received by the Agent on or before the last business day prior to the next Dividend record date.

All shares purchased hereunder may be purchased on any securities exchange where the Common Stock is traded, in the over-the-counter market, in privately negotiated transactions, or from Participants who have directed the Agent to sell their Common Stock, and may be on such terms as to price, delivery, and otherwise, and may be executed through such brokers, and otherwise, as the Agent shall determine in its sole discretion. Additionally, whenever and to the extent so directed by the Corporation from time to time in its sole discretion, the Agent shall purchase such shares directly from the Corporation in accordance with the further terms of this Plan. In making purchases hereunder, the Agent may commingle the funds of each Participant with those of the other Participants.

For purchases made directly from the Corporation, the price of the Common Stock so purchased will be the fair market value per share of the Corporation's Common Stock at the time of such purchase, as determined by a committee appointed by the Corporation's Board of Directors (the "Committee"). This Committee will determine what it, in its best judgment, believes to be the fair market value of a share of the Corporation's Common Stock from time to time. The Committee may determine such fair market value from any reasonable criteria it elects to use, such as recent sales of shares of Common Stock in the marketplace, the fair market value and recent sales of shares of comparable institutions, other measures such as return on equity, return on assets and book value, and any other reasonable criteria the Committee determines. For purchases made in the open market or otherwise than directly from the Corporation, the price at which the Agent shall be deemed to have acquired Common Stock for the Participant's Plan Account shall be the average price of the Common Stock purchased by the Agent with the proceeds of a Dividend or with the Additional Cash Payments being applied to such purchase, as the case may be. Upon each purchase of shares hereunder, the Plan Account of each Participant will be reduced by the balance to be invested from that Plan Account and credited with a number of shares, including fractional shares, equal to the each Participant's Plan Account. Any amounts required to be withheld will be deducted from each Dividend prior to investment. Each Participant will be provided annually with the information provided by the Agent to the IRS that year either through receipt of a duplicate of the informational return filed by the Agent with the IRS or in a year-end Statement each calendar year. With respect to foreign Participants whose Dividends are subject to United States income tax withholding, the Agent will comply with all applicable IRS requirements concerning the amount of tax to be withheld, which will be deducted from each Dividend prior to investment. The Agent will also report to each Participant the Participant's pro-rata share of the Agent's administrative fees paid by the Corporation on behalf of all Participants.

10. VOTING OF PLAN SHARES. With respect to meetings of the Corporation's shareholders for which proxies are solicited, a Participant will receive a single proxy card covering all shares registered in the Participant's name as well as all shares credited to the Participant's Plan Account. If no shares are registered in a Participant's name, a proxy card will be furnished to the Participant covering all shares credited to the Participant's Plan Account. In either situation, all whole and fractional shares held in a Participant's Plan Account will be voted as directed by the Participant. If a Participant does not return a signed proxy card as instructed, such shares will not be voted.

11. TERMINATION. Participation in the Plan may be terminated at any time by a Participant giving written notice to such effect to the Agent. If the termination request is received less than five business days prior to a Dividend record date, the request will not be processed until after that Dividend has been invested and the shares purchased credited to the Participant's Plan Account. As promptly as possible following receipt of such notice, a certificate will be issued for all whole shares of Common Stock held in the Participant's Plan Account. The Corporation and the Agent reserve the right to terminate the Participant's Plan Account immediately upon sending written notice to the Participant at the Participant's last known address as shown on the Agent's Plan records. In every case of termination, the Participant's interest in any fractional shares of Common Stock will be paid in cash based on the fair market value of the Corporation's Common Stock on the date the Agent receives such termination notice. In every case of termination, uninvested voluntary cash payments credited to the Participant's Plan Account will be returned to the Participant in cash without interest. The Agent shall terminate the Participant's Plan Account upon receipt of written notice of the Participant's death or adjudication of incompetency, provided, however, in the event of any such notice the Agent shall retain all payments received and/or shares of Common Stock in the Participant's Plan Account until the Participant's legal representative shall have been appointed and furnished proof satisfactory to the Agent of his/her right to receive such payments and/or shares of Common Stock.

12. CHANGES IN CAPITALIZATION. The Common Stock held by the Agent for Participants shall fully participate in any stock dividend, stock split, split-up, spin-off, recapitalization, merger, consolidation, exchange of shares or other such transaction involving the Common Stock of the Corporation in accordance with the terms of such transaction. In the event that the Corporation makes available to its shareholders rights to purchase additional shares, administrative rules and regulations (not inconsistent in substance with the basic provisions of the Plan then in effect) as they deem desirable or appropriate for the administration of the Plan.

17. GOVERNING LAW. The Plan and all Plan Accounts established thereunder shall be governed by and construed in accordance with the laws of the State of New York and the rules and regulations of the Securities and Exchange Commission, as they may be changed or amended from time to time.

Adopted December 16, 1996.

ANNEX 2

SHARE OWNER DIVIDEND REINVESTMENT AND STOCK PURCHASE PLAN
AUTHORIZATION FORM

[Front of Card]

STEUBEN TRUST CORPORATION
SHARE OWNER DIVIDEND REINVESTMENT AND STOCK PURCHASE PLAN

Check only one of the following options:

[ ] FULL DIVIDEND REINVESTMENT

I want to reinvest all cash dividends on shares now or subsequently registered in my name and account, as well as cash dividends on all shares credited to my account under the Plan. I understand that I may also make additional cash investments of not less than $50 per payment up to a maximum amount of $2,500 per quarter. [Complete if applicable:] I wish to make an additional cash investment at this time and have therefore enclosed a check or money order payable to American Stock Transfer and Trust Company in the amount of: $_______________.

[ ] PARTIAL DIVIDEND REINVESTMENT

I want to reinvest cash dividends on some of the shares currently registered in my name and account, and continue to receive cash dividends on the remaining shares. Therefore, please reinvest the cash dividends on _____ shares. I understand that I may also make additional cash investments of not less than $50 per payment up to a maximum amount of $2,500 per quarter. [Complete if applicable:] I wish to make an additional cash investment at this time and have therefore enclosed a check or money order payable to American Stock Transfer and Trust Company in the amount of: $_______________.

[ ] ADDITIONAL CASH INVESTMENT ONLY

I DO NOT wish to reinvest cash dividends on shares now or subsequently registered in my name or in my Plan account but I do wish to make optional cash investments of not less than $50 per payment up to a maximum amount of $2,500 per quarter. I have enclosed a check or money order payable to American Stock Transfer and Trust Company in the amount of: $_______________.

This is Not a Proxy
(Please sign on other side)

CONSENT OF INDEPENDENT AUDITORS

We consent to the incorporation in this Registration Statement of Steuben Trust Corporation on Post Qualification Amendment No. 16 to Form 1-A, of our report dated February 2, 2009, on Steuben Trust Corporation's consolidated financial statements appearing in the Annual Report of Steuben Trust Corporation for the year ended December 31, 2008, and to the reference to us under the heading of "Experts".

Crowe Horwath LLP

Crowe Horwath LLP

Cleveland, Ohio
February 12, 2009

PART III

EXHIBITS

Exhibit Index

Exhibit Number	Description	Sequential Page Location
2-1	Certificate of Incorporation of Steuben Trust Corporation, as amended	*
2-2	Bylaws of Steuben Trust Corporation	*
3	Authorization Form for Corporation's Dividend Reinvestment and Stock Purchase Plan	See Annex 2 to Offering Circular
10-1	Consent of Crowe Horwath LLP	Page III-2
10-2	Consent of Underberg & Kessler LLP	Included in Exhibit 11
11	Opinion of Underberg & Kessler LLP	Page III-3
15	Power of Attorney	Page III-1

* Indicates previously filed document.

underberg & kessler LLP

(585) 258-2800
www.underbergkessler.com

February 12, 2009

Steuben Trust Corporation
One Steuben Square
Hornell, New York 14843-1699

Re: Registration Statement on Post Qualification Amendment No. 16 to Form 1-A (the "Statement") of 200,000 Share of Common Stock for Sale Under the Securities Act of 1933

Ladies and Gentlemen:

We have acted as counsel to Steuben Trust Corporation (the "Corporation"), a New York corporation, in connection with the registration for public sale of a total of 200,000 shares of its Common Stock, par value $1.00 per share, to be offered in connection with its Share Owner Dividend Reinvestment and Stock Purchase Plan (the "Plan") as more fully described in the Offering Statement (the "Statement") being filed by the Corporation with the Securities and Exchange Commission pursuant to the Securities Act of 1933, as amended.

In our opinion, the 200,000 shares of Common Stock covered by the Statement have been duly authorized and, when issued in accordance with the terms of the Plan, will be legally and validly issued, fully paid and non-assessable, except that under Section 630 of the New York Business Corporation Law, the ten largest shareholders of the Corporation may be jointly and severally liable for unpaid wages due to employees of the Corporation.

We consent to the incorporation in Steuben Trust Corporation's Post Qualification Amendment No. 16 to Form 1-A (24-3656) (the "Amendment") of this opinion. We also consent to the inclusion of our firm's name in the Amendment, including the offering circulars originally filed or subsequently amended or supplemented.

Very truly yours,

Underberg & Kessler LLP

UNDERBERG & KESSLER LLP

STEUBEN TRUST CORPORATION

POWER OF ATTORNEY

The Issuer and each person whose signature appears below hereby appoints Brenda L. Copeland and James P. Nicoloff, and each of them, as attorneys-in-fact, each with full power of substitution, to execute in their names and on behalf of the Issuer and each such person, individually and in each capacity stated below, one or more amendments (including post-effective amendments) to this Offering Statement as the attorney-in-fact acting on the premise shall from time to time deem appropriate and to file any such amendment to this Offering Statement with the Securities and Exchange Commission. This Power of Attorney may be executed in counterparts, all of which taken together shall constitute one and the same instrument.

SIGNATURES

Date: November 25, 2008 — /s/ David A. Shults, Director and Chairman of the Board

Date: ~~November~~ Dec. 2, 2008 — /s/ Robert U. Blades, Jr., Director

Date: ~~November~~ December 2, 2008 — /s/ Michael E. Davidson

Date: November 21, 2008 — /s/ Charles M. Edmondson, Director

Date: ~~November~~ December 4, 2008 — /s/ Stoner E. Horey, Director

Date: November 21, 2008 — /s/ Charles D. Oliver, Director

Date: November 27, 2008 — /s/ Kenneth D. Philbrick, Director

Date: November 25, 2008 — /s/ Eric Shults, Director

Date: November 20, 2008 — /s/ Sherry C. Walton, Director

G:\Microsoft\UKS\STEUBEN\SEC\FORMS\PowerofAttorney2003.doc

SIGNATURES

The Issuer. The Issuer has duly caused this Offering Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Hornell, New York, on this 13th day of February, 2009.

STEUBEN TRUST CORPORATION

By: [signature]
James P. Nicoloff,
Executive Vice President and
Chief Financial Officer

This Offering Statement has been signed by the following persons in the capacities and on the dates indicated:

Date: February 13, 2009	[signature] Brenda L. Copeland, President and Chief Executive Officer
Date: February 13, 2009	[signature] James P. Nicoloff, Executive Vice President, Treasurer and Chief Financial Officer
Date: February 13, 2009	David A. Shults* David A. Shults, Director and Chairman of the Board
Date: February 13, 2009	Robert U. Blades, Jr.* Robert U. Blades, Jr., Director
Date: February 13, 2009	Michael E. Davidson* Michael E. Davidson, Director
Date: February 13, 2009	Charles M. Edmondson* Charles M. Edmondson, Director
Date: February 13, 2009	Stoner E. Horey* Stoner E. Horey, Director
Date: February 13, 2009	Charles D. Oliver* Charles D. Oliver, Director

Date: February 13, 2009

Kenneth D. Philbrick*
Kenneth D. Philbrick, Director

Date: February 13, 2009

Eric Shults*
Eric Shults, Director

Date: February 13, 2009

Sherry C. Walton*
Sherry C. Walton, Director

*By: ______________________
James P. Nicoloff, as Attorney-in-Fact

END